

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



03024618

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares &
Central O
State Ban ... marg,
Mumbai 40...
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक / No. : CO/S&B/VR/2003/ 1987

दिनांक / तारीख / Date : 12.07.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

JUL 16 2003

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
ANNUAL REPORT 2002-2003 &
CASH FLOW STATEMENT

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1980 dated the July 12, 2003 addressed to The Stock Exchange, Mumbai. We also enclose two copies of Bank's Annual Report 2002-2003, containing therein the Bank's Balance Sheet, Profit & Loss Account, Central Board Directors' Report o the working and activities of Bank and Auditors' Report on the balance sheet and accounts as well as the Cash Flow Statement for year ended 31st March, 2003.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

dly 7/18



भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : दिनांक / तारीख / Date :

CO/S&B/VR/2003/1980 12.07.2003

Dear Sir,

LISTING AGREEMENT
ANNUAL REPORT 2002-2003 &
CASH FLOW STATEMENT

In terms of Clause 31(a) of the Listing Agreement, we enclose for your information six copies of the Bank's Annual Report 2002-2003, containing therein the Bank's Balance Sheet, Profit & Loss Account, Central Board Directors' Report o the working and activities of Bank and Auditors' Report on the balance sheet and accounts as well as the Cash Flow Statement for year ended 31st March, 2003, prepared in terms of clause 32.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a


SHARES & BONDS
CORPORATE CENTRE, MUMBAI